

Mail Stop 3628

February 10, 2009

<u>Via Facsimile and U.S. Mail</u>

Scott Carter, Esq.
FSP 50 South Tenth Street Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880-6210

> **Re:** **FSP 50 South Tenth Street Corp.**
> **Schedule TO-T filed by Moraga Gold, LLC et al.**
> **Filed February 3, 2009**
> **File No. 5-84520**
>
> **FSP 303 East Wacker Drive Corp.**
> **Schedule TO-T filed by Moraga Gold, LLC et al.**
> **Filed February 3, 2009**
> **File No. 5-84521**

Dear Mr. Carter:

      It has come to our attention that you have received a written request for your shareholder list pursuant to Rule 14d-5 of the Exchange Act from the bidders in the above-referenced tender offers. Please tell us how you intend to comply with your obligations under Rule 14d-5(a).

      Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions